UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 7, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	(REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

Company Secretariat

6 May 2015

To: Australian Securities Exchange[1]	cc: New York Stock Exchange
London Stock Exchange	JSE Limited

FOR ANNOUNCEMENT TO THE MARKET

BHP BILLITON 2015 GENERAL MEETING RESULTS

Please find attached the results of the business conducted at the meetings of shareholders of BHP Billiton Limited (“Limited”) held in Perth, Australia and BHP Billiton Plc (“Plc”) held in London, United Kingdom on 6 May 2015.

As required by the Dual Listed Companies Structure, a poll was conducted on the proposed resolution. The resolution is a Joint Electorate Action. The poll results for BHP Billiton Limited and BHP Billiton Plc are attached.

The final proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares) is detailed in Appendix 1. The additional information required in respect of BHP Billiton Plc by the United Kingdom’s Companies Act 2006 (as amended by The Companies (Shareholders’ Rights) Regulations 2009) is provided in Appendix 2.

A copy of the resolution passed at the closure of the poll today has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

Rachel Agnew

Company Secretary

[1]	This release was made outside the hours of operation of the ASX market announcements office.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street, Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

The poll results for BHP Billiton Limited and BHP Billiton Plc as follows:

	Business	Votes For	Votes Against	Votes Abstained	Result
1	To approve the Demerger of South32 from BHP Billiton (an ordinary resolution)	2,957,735,744	58,925,870	8,716,013	CARRIED

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APPENDIX 1

BHP Billiton Limited & BHP Billiton Plc - Final Proxy Position

		Limited	Plc
1	To approve the Demerger of South32 from BHP Billiton (an ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,619,833,321	1,401,545,608

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,554,895,826	1,377,845,944
•	was to vote against the resolution	35,778,994	23,116,529
•	was to abstain on the resolution	4,829,911	3,820,993
•	may vote at the proxy’s discretion	29,158,501	583,135

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APPENDIX 2

Additional Information

For the purposes of section 341 of the United Kingdom’s Companies Act 2006 (as amended by The Companies (Shareholders’ Rights) Regulations 2009) and in respect of BHP Billiton Plc, the votes validly cast* as a percentage of the company’s total issued share capital (as at 6pm on 4 May 2015 London time) are:

	Item of Business	Votes cast %*
1	To approve the Demerger of South32 from BHP Billiton	66.36%

*	This calculation does not include the votes cast at the BHP Billiton Limited General Meeting which are added to the votes cast at the BHP Billiton Plc General Meeting to give the final result in relation to each resolution. Final poll results for BHP Billiton Plc and BHP Billiton Limited can be found on page 2 of this announcement.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street, Melbourne Victoria 3000	Registered Office: Neathouse Place London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: May 7, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary